EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions of dollars)

	Six Months Ended		Years Ended
	April 30	May 1	October 30	November 1	November 2	October 27	October 28
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income of consolidated group before income taxes	$1,497.3	$1,084.5	$2,224.0	$2,780.1	$4,797.4	$5,483.4	$4,734.4

Dividends received from unconsolidated affiliates	3.2	3.5	8.3	1.3	.6	9.9	.2

Fixed charges excluding unamortized capitalized interest	439.0	368.2	771.9	687.8	669.3	749.0	790.5
Total earnings	$1,939.5	$1,456.2	$3,004.2	$3,469.2	$5,467.3	$6,242.3	$5,525.1

Fixed charges:
Interest expense of consolidated group including capitalized interest	$436.8	$366.9	$769.0	$687.4	$670.2	$754.8	$790.3

Portion of rental charges deemed to be interest	4.1	3.9	8.2	7.8	5.3	7.7	7.7
Total fixed charges	$440.9	$370.8	$777.2	$695.2	$675.5	$762.5	$798.0

Ratio of earnings to fixed charges	4.40	3.93	3.87	4.99	8.09	8.19	6.92

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from unconsolidated affiliates. “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting, discontinued operations, and fixed charges excluding unamortized capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, interest related to uncertain tax positions, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.